

13030429

SECU… …SION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Covington Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

265 Franklin Street, 3rd Floor
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I. Benjamin Dunn (617) 314-3950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/8

DD 3/19/13

OATH OR AFFIRMATION

I, Thomas Cibotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Covington Associates LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Member

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARENT, McLAUGHLIN & NANGLE

COVINGTON ASSOCIATES LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE
YEARS ENDED DECEMBER 31, 2012 AND 2011

(With Independent Auditor's Report Thereon)

COVINGTON ASSOCIATES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(With Independent Auditor's Report Thereon)

PMN

TABLE OF CONTENTS

PMN



INDEPENDENT AUDITOR'S REPORT

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Covington Associates LLC as of December 31, 2012 and 2011, and the related statements of income, changes in members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as wells evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax 617/423-3955

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax 508/823-6976

www.pmn.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Covington Associates, LLC at December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 26, 2013



COVINGTON ASSOCIATES LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31	
	2012	2011
ASSETS		
Cash and cash equivalents	$ 533,065	$ 313,699
Accounts receivable	624,113	190,499
Due from member	17,000	-
Other assets	59,465	75,643
Office furniture and equipment, net of accumulated depreciation of $141,854 in 2012 and $113,414 in 2011	45,975	57,536
	$ 1,279,618	$ 637,377
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable	$ 33,311	$ 41,569
Accrued payroll	3,079	-
Total Liabilities	36,390	41,569
Members' equity	1,243,228	595,808
	$ 1,279,618	$ 637,377

The accompanying notes are an integral part of these financial statements

COVINGTON ASSOCIATES LLC

STATEMENTS OF INCOME

	Year ended December 31	
	2012	2011
REVENUE:		
Placement fees	$ 13,776,679	$ 10,480,801
Consulting income	1,097,820	1,435,052
Other income	194,967	146,200
	15,069,466	12,062,053
EXPENSES:		
Salaries, wages and payroll taxes	1,669,666	1,232,027
Occupancy costs	201,816	199,763
General and administrative expenses	633,971	689,068
Consultants	3,023,386	3,777,931
Other operating expenses	631,522	748,142
Provision for doubtful accounts	139,685	170,938
	6,300,046	6,817,869
NET INCOME	$ 8,769,420	$ 5,244,184

The accompanying notes are an integral part of these financial statements


PMN

COVINGTON ASSOCIATES LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

YEARS ENDED DECEMBER 31, 2012 AND 2011

MEMBERS' EQUITY, December 31, 2010	$	726,624
Net income		5,244,184
Distributions to members		(5,375,000)
MEMBERS' EQUITY, December 31, 2011		595,808
Net income		8,769,420
Distributions to members		(8,122,000)
MEMBERS' EQUITY, December 31, 2012	$	1,243,228

The accompanying notes are an integral part of these financial statements



COVINGTON ASSOCIATES LLC

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 8,769,420	$ 5,244,184
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	28,440	24,728
Provision for doubtful accounts	139,685	170,938
(Increase) decrease in:		
Accounts receivable	(573,299)	147,689
Due from member	(17,000)	-
Other assets	16,178	12,102
Increase (decrease) in:		
Accounts payable	(8,258)	(27,628)
Accrued payroll	3,079	-
Total adjustments	(411,175)	327,829
Net cash provided by operating activities	8,358,245	5,572,013
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of office furniture and equipment	(16,879)	(15,276)
Net cash used by investing activities	(16,879)	(15,276)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members	(8,122,000)	(5,375,000)
Net cash used by financing activities	(8,122,000)	(5,375,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	219,366	181,737
CASH AND CASH EQUIVALENTS, beginning of year	313,699	131,962
CASH AND CASH EQUIVALENTS, end of year	$ 533,065	$ 313,699

The accompanying notes are an integral part of these financial statements



A. Organization and Nature of Business:

Covington Associates LLC (the Company) was approved on November 25, 2003 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's revenue is primarily derived from providing investment banking services which includes investment advisory services and participation in private placement offerings. The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission, which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

B. Summary of Significant Accounting Policies:

Revenue recognition:

The Company recognizes revenue from placement fees upon completion of the private placement offering. Investment banking and advisory fees are recognized when earned.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers money market mutual funds and all highly liquid debt instruments with a maturity of three months or less, when purchased, to be cash equivalents.

Office furniture and equipment:

The Company records office furniture and equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary at December 31, 2012 and 2011.

Advertising:

The Company expenses advertising costs as incurred.

B. Summary of Significant Accounting Policies - (continued):

Use of estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Income taxes:

The Company is classified as a partnership for federal income purposes and, therefore, the financial statements do not include a provision for income taxes.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statements of income. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2009.

Reclassifications:

Certain reclassifications have been made to the 2011 financial statement in order to conform to the 2012 presentation.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

C. Commitments:

The Company occupies office space under three lease agreements which expire through May 2017. In addition to the base rent, the Company is obligated to pay a proportionate share of excess tax and operating costs. Future minimum lease payments required under these operating leases are as follows:

Year ending December 31:		
2013	$	232,386
2014		229,768
2015		211,067
2016		215,376
2017		90,888
	$	979,485

Rental expense charged to operations amounted to $191,151 and $189,987 for the years ended December 31, 2012 and 2011, respectively.

D. Employee Benefits:

The Company had sponsored a non-contributory defined benefit pension plan for employees who had met certain service requirements. During 2005, the Company froze the plan and no further contributions will be made to that plan.

The Company sponsors a 401(k) Plan. The 401(k) Plan entitles all full-time employees who meet age and service eligibility requirements to make voluntary contributions to the Plan. Contributions cannot exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Company, at its discretion, may contribute to the Plan. The Company contributed $42,641 and $36,942 in 2012 and 2011, respectively.

E. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $496,675 which was $491,675 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was .07 to 1.

F. Concentration of Credit Risk:

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

G. Major Customers:

During the year ended December 31, 2012, the Company derived gross revenues of approximately $2,620,000 (17%) from one customer. Accounts receivable from this customer as of December 31, 2012 amounted to $135,159.

During the year ended December 31, 2011, the Company derived gross revenues of approximately $2,150,000 (21%) from a different customer. There was no accounts receivable from this customer as of December 31, 2011.

SUPPLEMENTARY INFORMATION

COVINGTON ASSOCIATES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31,2012

NET CAPITAL:	
Total members' equity qualified for net capital	$ 1,243,228
Deductions and/or charges:	
Non-allowable assets:	
Accounts receivable	(624,113)
Other assets	(76,465)
Office furniture and equipment - net	(45,975)
Total non-allowable assets	(746,553)
TOTAL NET CAPITAL	$ 496,675
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accounts payable and accrued payroll	$ 36,390
TOTAL AGGREGATE INDEBTEDNESS	$ 36,390
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,426
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 5,000
Excess net capital	$ 491,675
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 490,675
Percentage of aggregate indebtedness to net capital	7%

RECONCILIATION WITH COMPANY'S COMPUTATION:

There are no differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2012.

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Special account for the exclusive benefit of customers maintained.





INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Covington Associates LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but notfor the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax 617/423-3955

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax 508/823-6976

www.pmn.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as definedpreviously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described above in the second paragraph of this reportwere adequate at December 31,2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 26, 2013

COVINGTON ASSOCIATES LLC

Independent Accountant's Report on
Applying Agreed-Upon Procedures Related to the
Company's SIPC Assessment Reconciliation

Year Ended December 31, 2012





INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILATION

TO THE MEMBERS
COVINGTON ASSOCIATES LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Covington Associates LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Covington Associates LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Covington Associates LLC's management is responsible for Covington Associates LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and journal entries in the general ledger noting no differences;
2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 26, 2013

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax 617/423-3955

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax 508/823-6976

www.pmn.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065997 FINRA DEC
COVINGTON ASSOCIATES LLC 11*11
265 FRANKLIN ST 3RD FL
BOSTON MA 02110-3113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Laura Crosby-Brown 603-216-8918

2. A. General Assessment (item 2e from page 2) $ 36837
   B. Less payment made with SIPC-6 filed (exclude interest) (11728)
   7-25-12
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 25109
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 25109
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $______
   H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Covington Associates LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Director
(Title)

'ated the _____ day of ______________, 20____.

s form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 15,069,467

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C): Uncollectable Revenue 139685
Int. on savings 5858; Reimb exp. 189051; Exch rate gain 58 — 334,652
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 334,652

2d. SIPC Net Operating Revenues $ 14,734,815

2e. General Assessment @ .0025 $ 36,837

(to page 1, line 2.A.)